Exhibit 16.1(b)

Emerald Health Pharmaceuticals

Announces Closing Date For its Current Regulation A+ Offering Round

SAN DIEGO, CA, October 19, 2020 – Emerald Health Pharmaceuticals Inc. (EHP), a clinical-stage biotechnology company developing a new class of medicines to treat diseases with unmet medical needs, has announced a closing date for its current Regulation A (“Reg A”) offering round following the strong demand for its capital raise to date. The financing round is anticipated to close on or before October 30th as we are nearing the maximum raise of $50 million qualified under our current Offering Statement (as of October 18, 2020, EHP had received investment commitments of approximately $48 million under its Reg A offering).

EHP is currently offering shares of Common Stock at $6.00 per share to both accredited and non-accredited investors. The minimum investment is 500 shares, or $3,000. The Company’s Offering Circular, which was qualified by the SEC on July 14, 2020, can be viewed at www.emeraldpharama.life. EHP will stop accepting subscription agreements as of 11:59 PM PT on October 30, 2020, or once the maximum of $50 million is reached, whichever comes first. Investors interested in purchasing shares are encouraged to read the Offering Circular and exhibits and consult with their tax, legal, or financial professional prior to investing.

Since the initial Reg A qualification in 2018, the Company has made significant progress in its financing, clinical and corporate development efforts, including most notably the successful initiation of its Phase 2a study of EHP-101 for the treatment of systemic sclerosis.

Proceeds from this offering are being used primarily to complete EHP’s current Phase 2a clinical study of EHP-101 in systemic sclerosis, initiate preparations for EHP’s planned Phase 2 study for multiple sclerosis and continue preclinical development of EHP-102 for the treatment of Huntington’s and Parkinson’s disease.

Any questions regarding the company or the investment process should be directed to the company via email at invest@emeraldpharma.life or the investor hotline at +1 (888) 468-3471.

About Regulation A

In the United States under the Securities Act of 1933, any offer to sell securities must either be registered with the United States Securities and Exchange Commission (SEC) or meet certain qualifications to exempt it from such registration. Regulation A (or Reg A) contains rules providing exemptions from the registration requirements, allowing some companies to use public solicitations to offer and sell their securities without having to register the securities with the SEC. Regulation A offerings are intended to make access to capital possible for small and medium-sized companies and to allow non-accredited investors to participate in the offering. The regulation is found under Title 17 of the Code of Federal Regulations, chapter 2, part 230.

About Emerald Health Pharmaceuticals Inc.

Emerald Health Pharmaceuticals is developing product candidates derived from cannabinoids for the treatment of CNS, autoimmune, and other diseases. The Company has two families of patented new chemical entities, derived from synthetic cannabidiol (CBD) and cannabigerol (CBG), that it has modified through rational drug design to affect validated receptors and pathways pertinent to targeted diseases. Its first drug candidate, EHP-101, is entering Phase 2 clinical development for the treatment of systemic sclerosis, a severe form of scleroderma, and multiple sclerosis. Its second product candidate, EHP-102, is in preclinical development and is focused on treating Huntington’s disease and Parkinson’s disease.
EHP-101 has received Orphan designation in the US and EU for systemic sclerosis and EHP-102 has received Orphan designation in the US and EU for Huntington’s disease. For more information, visit http://www.emeraldpharma.life or contact info@emeraldpharma.life.

To the extent statements contained in this news release are not descriptions of historical facts regarding Emerald Health Pharmaceuticals Inc. they should be considered "forward-looking statements," as described in the private securities litigation reform act of 1995, that reflect management's current beliefs and expectations. You can identify forward-looking statements by words such as "anticipate," "believe," "could," "estimate," "expect," "forecast," "goal," "hope," "hypothesis," "intend," "may," "plan," "potential," "predict," "project," "should," "strategy," "will," "would," or the negative of those terms, and similar expressions that convey uncertainty of future events or outcomes. Forward-looking statements contained in this news release include, but are not limited to, statements regarding: (i) the success and timing of our product development activities and clinical trials; (ii) our ability to develop our product candidates; (iii) our plans to research, discover, evaluate and develop additional potential product, technology and business candidates and opportunities; (iv) the anticipated timing of clinical data availability; (v) our ability to meet our milestones; and (vi) our expectations regarding our ability to obtain and maintain intellectual property protection. Forward-looking statements are subject to known and unknown factors, risks and uncertainties that may cause actual results to differ materially from those expressed or implied by such forward-looking statements. Undue reliance should not be placed on forward-looking statements. We undertake no obligation to update any forward-looking statements. Emerald Health Pharmaceuticals' investigational drug products have not been approved or cleared by the FDA.